SUPPLEMENT Dated December 17, 2013
To the Current Prospectus For:

SpectraDirect
SpectraSelect

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account U

And

CLIAC Multi-Vest

Issued by ING Life Insurance and Annuity Company
Through Its Variable Annuity Account G

> *This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.*

IMPORTANT INFORMATION REGARDING UPCOMING INVESTMENT PORTFOLIO CHANGES

Please note: The following information only affects you if you currently invest in or plan to invest in a subaccount that corresponds to the investment portfolio referenced below.

CHANGES TO THE ING PIMCO HIGH YIELD PORTFOLIO

Effective on or about the close of business on February 4, 2014:

The **ING PIMCO High Yield Portfolio** will:
- Change its name to ING High Yield Portfolio;
- Change its investment subadviser to ING Investment Management Co. LLC; and
- Change its investment objective to "Seeks to provide investors with a high level of current income and total return."

As of the date noted above, all references in the prospectus are updated accordingly.